Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355

May 9, 2006

Via EDGAR

Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Vishay Intertechnology, Inc.
Schedule TO-I filed May 3, 2006
File No. 005-18135

Dear Mr. Duchovny:

We provide responses to the comments contained in the letter of May 8, 2006 addressed to our legal counsel, Abbe L. Dienstag, Esq., of Kramer Levin Naftalis & Frankel LLP, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above-referenced filing of Vishay Intertechnology, Inc. (the “Company”).

For ease of reference by the Staff in reviewing the responses to each of the comments, we have included the text of the Staff’s comments within the text of our letter.

Schedule TO-I

1.  Please provide the disclosure required by Item 1006(c) of Regulation M-A.

Response 1:

The transaction described in the Schedule TO is a contractual obligation of the Company subject to the indenture governing the LYONs.  There are no plans, proposals or negotiations that relate to or would result in any of the circumstances described in Item 1006(c) of Regulation M-A.  The Company respectfully submits that no additional disclosure is necessary.

Mr. Daniel F. Duchovny, Esq.
May 9, 2006

Company Notice

Description of the Option

Conditions to the Option, page 8

2.  We note you may fund the payment for the LYONs with borrowings under a credit facility.  Please provide the information required by Item 1007(d) of Regulation M-A.

Response 2:

The intention of the Company is to fund the payment for the LYONs with cash on-hand.  The amount of cash on-hand at the date of filing would be more than adequate to fund the payment for the LYONs.  However, unforeseen events could occur which would reduce the amount of cash available such that the long-term credit facility noted on page 8 may be necessary as a “back-up” source of funding.

Given the fact that the revolving credit facility is a “back-up” source of funds, the Company does not believe that the terms of the agreement are material to the decision of a holder of the LYONs.  However, summarized information is readily available in documents described in the section “Additional Information” on page 33, and the information required by Item 1007(d) is already incorporated by reference into the Schedule TO.

Specifically, the revolving credit facility is fully described in the Company’s audited consolidated financial statements (Note 6), as included in its Annual Report on Form 10-K for the year ended December 31, 2005.  Furthermore, the revolving credit facility is incorporated by reference to the Schedule TO as Exhibit (b)(1)(A), and the first and second amendments to the revolving credit facility are incorporated by reference as Exhibits (b)(1)(B) and (b)(1)(C), respectively.

The Company respectfully submits that no additional disclosure is necessary.

Paying Agent, page 12

3.  We note you appointed the Bank of New York as your paying agent.  Please provide the information required by Item 1009(a) of Regulation M-A.

Response 3:

The transaction described in the Schedule TO is a contractual obligation of the Company subject to the indenture governing the LYONs.  The Bank of New York’s role as “paying agent” is an extension of its role as trustee under the indenture governing the LYONs.

Mr. Daniel F. Duchovny, Esq.
May 9, 2006

The Bank of New York is not employed, retained, or compensated to make solicitations or recommendations in connection with the transaction.  The Bank of New York is simply facilitating the payment for those holders who exercise their option under the indenture.  The Company discloses on page 30: “Vishay has not employed any persons to make solicitations or recommendations in connection with the option.”

The Company respectfully submits that the indenture governing the LYONs, including The Bank of New York’s role, is adequately disclosed in the section “Description of the LYONs” on pages 13 through 29.  Specifically, on page 28, under the subheading “Trustee,” the Company Notice states: “The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs.”  The indenture is also incorporated by reference into the Schedule TO as Exhibit (d)(1).

The Company respectfully submits that no additional disclosure is necessary.

Interests of Certain Executive Officers and Directors, page 30

4.  With respect to your disclosure in this section, please tell us why you need to qualify your disclosure “to [your] knowledge.”  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifier.

Response 4:

Prior to launching the tender offer, the Company obtained a listing of all registered holders of LYONs.  Furthermore, the Company performs an annual inquiry of its directors and executive officers regarding security ownership.  Based on the review of the registered holders listing and based on the inquiry of its directors and executive officers, the Company is not aware of any interests of certain executive officers and directors.  The Company believes these procedures are adequate to identify any interests of executive officers and directors.

However, among the LYONs holders are banks, brokers, and investment funds.  The Company cannot be fully aware of the identity of each beneficial owner (such as those who hold LYONs in “street name” or who have an indirect financial interest through a mutual fund or hedge fund).  Accordingly, while it is highly unlikely any executive officers, directors, subsidiaries or other affiliates have a beneficial interest in the outstanding LYONs, the Company believed that the qualifier was appropriate.

In light of the Staff’s comment, however, the Company will file an amended Schedule TO-I to state that the information disclosed in this section is based on “reasonable inquiry”.

Mr. Daniel F. Duchovny, Esq.
May 9, 2006

Certain United States Federal Income Tax Consequences, page 30

5.  We note the subheading of your disclosure and the first sentence of this section that sets forth “certain” federal income tax consequences of the tender offer.  Please ensure that you discuss all such material consequences.

Response 5:

As disclosed in the Schedule TO, the Company does not address all of the tax consequences that may be relevant to a holder of a LYON, as listed on page 30 of the Company Notice.  The matters not addressed are unusual circumstances that are not likely to be relevant to the vast majority of holders.  The Company respectfully submits, however, that all material tax consequences are addressed in the pages that follow, and that no additional disclosure is necessary.

The Company will use the heading “Material United States Federal Income Tax Consequences” to discuss these matters in future filings.

6.  While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not “urge” them to do so.  Please revise.

Response 6:

The Company will file an amended Schedule TO-I which will appropriately revise the disclosure.

Additional Information, page 33

7.  Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Response 7:

The Company regrets the error and will file an amended Schedule TO-I correcting the address of the SEC’s Public Reference Room.

* * * * * *

Mr. Daniel F. Duchovny, Esq.
May 9, 2006

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing was responsive to the Staff’s comments.  Should you have any further questions, please feel free to contact me at 610-644-1300 or our legal counsel, Abbe L. Dienstag, Esq., of Kramer Levin Naftalis & Frankel LLP at 212-715-9100.

Yours truly,

/s/ Richard N. Grubb

Richard N. Grubb
Executive Vice President, Treasurer
and Chief Financial Officer

cc: Abbe L. Dienstag, Esq., Kramer Levin Naftalis & Frankel LLP